DowDuPont Merger of Equals Update
1
Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company;
E. I. du Pont de Nemours and Company
Commission File No.: 001- 03433

SEC Disclosure Rules
Regulation
G
The attached charts include information that does not conform to generally accepted accounting principles (GAAP). Management of the companies believe that an analysis of this data is meaningful to investors because it provides insight with respect to comparisons of the ongoing operating results of
the companies. These measures should not be
viewed as an alternative to GAAP measures of performance. Furthermore, these measures may not be consistent with similar measures provided by other companies. This data should be read in conjunction with previously published reports by the respective companies on Forms 10-K, 10-Q, and 8-K. These reports, along with reconciliations of non-
GAAP measures to GAAP are available on our respective websites. Reconciliations of non-GAAP measures to GAAP are also included with this presentation.
Cautionary
Notes
on
Forward-Looking
Statements
This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as
statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements.
Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined
company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-
mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential
barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii)
potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger,
(viii) uncertainty as to the long-term value of
DowDuPont
common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential
business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance,
(xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii)
unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in
the joint proxy statement/prospectus included in
the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the
Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise,
should circumstances change, except as otherwise required by securities and other applicable laws.

SEC Disclosure Rules
Important
Information
About
the
Transaction
and
Where
to
Find
It
In connection with the proposed transaction, DowDuPont
Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission
(“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form
S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of
DowDuPont. Dow, DuPont and DowDuPont
may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS
OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE
FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY
CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration
Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained
by the SEC at www.sec.gov
or by contacting the investor relations department of Dow or DuPont at the following:
Dow
DuPont
2030 Dow Center
974 Centre Road
Midland, MI 48674
Wilmington, DE 19805
Attention: Investor Relations
Attention: Investor Relations:
1-989-636-1463
1-302-774-4994
Participants
in
the
Solicitation
Dow, DuPont, DowDuPont
and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in
Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the
Registration Statement filed on June 7, 2016, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  A more complete description is
available in the Registration Statement and the joint proxy statement/prospectus.
No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

DowDuPont Merger Creates Significant Shareholder Value
Vote FOR
Proposals 1, 2 & 3 at Special Meeting of Stockholders
Speed to Close Merger, Speed to Capture Synergies, Speed to
Complete Spins
Strong Governance
Exceptional Leadership
Three Industry-Leading Businesses
Highly-synergistic merger with 3 intended spins
•
Tax-Efficient Structure
•
$3B of Cost Synergies
•
Opportunity for $1B of Growth Synergies

Close
2H16
Close
2H16
Signed
12/11/15
Signed
12/11/15
Share-
holder
Vote
Dow:
7/20/16
DuPont:
7/20/16
Share-
holder
Vote
Dow:
7/20/16
DuPont:
7/20/16
S-4
Filing
Effective
6/9/16
S-4
Filing
Effective
6/9/16
Hart-
Scott-
Rodino
Filing
Filed on
1/27/16
Hart-
Scott-
Rodino
Filing
Filed on
1/27/16
ROW
Competi-
tion
Filings
2Q16/
3Q16
In process
ROW
Competi-
tion
Filings
2Q16/
3Q16
In process
Complete
Spins
1
Complete
Spins
1
Stand
Up
SpinCos
1
Significant Progress on Execution of Planned Merger of Equals
5
4Q15
2016
2017-2018
Drive close of transaction
Prepare to operate MergeCo
Operation of public
MergeCo
Prepare for intended spins
Spin as soon as possible
Capture >$3B of cost
synergies
Plan to operate three business portfolios
& ensure synergy capture
Achieve 100% run-rate <24
mo. after close
1.
Subject to DowDuPont Board Approval.
Each Company’s Planning Teams are Making Progress to Expedite Synergy
Capture Upon Merger Closing; Carve-out Financial Work Underway

DowDuPont Merger Creates Significant Shareholder Value
Vote FOR
Proposals 1, 2 & 3 at Special Meeting of Stockholders
Speed to Close Merger, Speed to Capture Synergies, Speed to Complete
Spins
Strong Governance
Exceptional Leadership
Three Industry-Leading Businesses
Highly-synergistic merger with 3 intended spins
•
Tax-Efficient Structure
•
$3B of Cost Synergies
•
Opportunity for $1B of Growth Synergies

Governance Highlights

•
Advisory Committees to be established for each of the intended companies: Agriculture,
Material Science and Specialty Products at time of merger closing
•
Breen
to be responsible for establishment, integration and operation of Agriculture and Specialty Products
•
Liveris to be responsible for the establishment, integration and operation of Material
Science
•
In these roles, both Liveris and Breen will report to the Board of Directors
•
Andrew N. Liveris to be named Executive Chairman with focus on Material Science
•
Edward D. Breen
to be named CEO with focus on Agriculture and Specialty Products
•
Breen and Howard Ungerleider
are collectively responsible for DowDuPont’s
financial
oversight
•
Combined Board of Directors to have 16 directors, consisting of eight current Dow directors and eight current DuPont directors, including Breen and Liveris, and two independent co-lead directors
Intended Separation into Three Companies
Merged Entity

Advisory Committees: Structure & Responsibilities

•
Advisory Committee responsibilities:
Sole authority to approve any changes to the
scope of its associated business by an
affirmative vote of the majority of the
members of such committee;
Develop capital structure in accordance with
the DowDuPont bylaws;
Name CEO and leadership teams; and
Provide monthly status updates to
DowDuPont Board on progress of intended
spins
•
Advisory Committee decisions generally subject
to override by vote of greater than 66 2/3 of
DowDuPont board
•
Committees will remain in place for a minimum
of 2 years post merger or until intended
separation; anticipated that committee
members will become Board members of the
separated entities
•
DowDuPont board will establish Advisory
Committees for the Agriculture, Material
Science and Specialty Products businesses
•
Executive Chairman and CEO of DowDuPont will
serve on each committee
•
Ag committee will also include certain
DowDuPont board members that are DuPont
continuing directors and certain DuPont
directors serving ex-officio
•
Material Science committee will also include
certain DowDuPont board members that are
Dow continuing directors and certain Dow
directors serving ex-officio
•
Specialty Products committee will also include
certain members of the legacy Dow and DuPont
boards as agreed on by the Executive Chairman
and CEO of DowDuPont
Responsibilities
Structure

8 Dow-Designated Continuing Directors
DowDuPont’s
Board Structure
9
8 DuPont-Designated Continuing Directors
Jeff Fettig
1
•
CEO of Whirlpool Corp.
•
Experience in international
business operations,
manufacturing, marketing,
sales and distribution
•
Experience in consumer dynamics, branded
consumer products, end-user markets/servicing
•
Lead Director of Dow Board since 2011
Andrew Liveris
•
Executive Chairman of DowDuPont
•
Chairman & CEO of Dow for 12 years,
driving strategic transformation
•
Extensive global business and
leadership experience
•
Involvement with business, public policy, & int’l orgs
(Business Roundtable, U.S. Business Council, President’s
Advanced Mfg
Partnership, President’s Export Council)
•
Additional
public
company
board
experience
(director
of
International
Business
Machines
Corp.,
trustee
of
California Institute of Technology)
Alexander Cutler
1
•
Retired Chairman & CEO of Eaton
•
Expertise in global business
management, finance, marketing and
supply chain and logistics experience
•
Current board member of KeyCorp,
The Greater Cleveland Partnership, United Way
Services of Greater Cleveland, and the Musical Arts
Association
•
Lead Director of DuPont since 2012
Edward Breen
•
CEO of DowDuPont
•
Expertise in global business, portfolio
management, business transformation,
executive leadership and finance
•
Member of the Advisory Board of
New Mountain Capital LLC
•
Current Chairman of Tyco International and director of
Comcast Corporation
•
Held numerous senior management positions at Tyco,
Motorola, and General Instrument Corp
6 Additional Current Dow Directors
(to be announced prior to Close)
6 Additional Current DuPont Directors
(to be announced prior to Close)
Board Committees
Ag Co.
Advisory
Committee
Material Co.
Advisory
Committee
Spec. Products
Co. Advisory
Committee
Members
Breen & Liveris, plus DuPont Board members
Members
Liveris & Breen, plus Dow Board members
Members
Breen
&
Liveris,
plus
certain
members
of
legacy
Dow &
DuPont
boards
as
agreed
by
Exec
Chairman
&
CEO of
DowDuPont
DowDuPont Board of Directors
1.
Merger
Agreement
provides
that
the
Lead
Director
from
each
of
Dow
and
DuPont
will
be
co-lead
directors
on
the
DowDuPont
board,
and
these
positions are currently held by Jeff Fettig at Dow and Alexander Cutler at DuPont.
2.
To be established per the bylaws; however, not a required committee under SEC/NYSE rules.
Audit Committee
Compensation
Committee
Governance
Committee
Environment, Health,
Safety & Technology
Committee
2
Expect equal
representation
from heritage
Dow and
DuPont

DowDuPont Merger Creates Significant Shareholder Value
Vote FOR
Proposals 1, 2 & 3 at Special Meeting of Stockholders
Speed to Close Merger, Speed to Capture Synergies, Speed to Complete
Spins
Strong Governance
Exceptional Leadership
Three Industry-Leading Businesses
Highly-synergistic merger with 3 intended spins
•
Tax-Efficient Structure
•
$3B of Cost Synergies
•
Opportunity for $1B of Growth Synergies

DowDuPont
Leadership Overview

Lean core accountable for
delivering value from the merger
and intended spins
Key activities include:
•
Governance
•
Financial Reporting
•
Government & Public Relations
•
Investor Relations
Andrew Liveris
Executive Chairman
Ed Breen
CEO
Howard Ungerleider
CFO
Jim Fitterling
COO, Material Science
Charles Kalil
Special Counsellor to Exec. Chairman &
General Counsel, Material Science
Stacy Fox
General Counsel
Jim Collins
COO, Agriculture
Marc Doyle
COO, Specialty Products

Howard Ungerleider
CFO
•
Vice Chairman and CFO of The Dow
Chemical Company
•
Executive oversight for Dow’s
Corporate Strategy Development
and Planning, Finance, Information
Technology & Business Services, as
well as Dow AgroSciences
and Dow
Corning
•
Played a key role in developing and
executing Dow’s strategy to drive
higher and more consistent earnings
•
Joined Dow in 1990; career has
spanned a wide variety of
commercial, business, financial,
geographic, functional and
enterprise-level leadership roles
•
Ungerleider chairs Member's
Committees of Dow AgroSciences
and Dow Corning; serves on the
Boards of Directors of Wolverine
Bancorp (NASDAQ: WBKC), Dow
Corning Corporation, Mid-Michigan
Baseball Foundation, and Keep
America Beautiful; and serves on the
executive committee of the Business
Leaders for Michigan business
roundtable
Howard Ungerleider
CFO
•
Vice Chairman and CFO of The Dow
Chemical Company
•
Executive oversight for Dow’s
Corporate Strategy Development
and Planning, Finance, Information
Technology & Business Services, as
well as Dow AgroSciences
and Dow
Corning
•
Played a key role in developing and
executing Dow’s strategy to drive
higher and more consistent earnings
•
Joined Dow in 1990; career has
spanned a wide variety of
commercial, business, financial,
geographic, functional and
enterprise-level leadership roles
•
Ungerleider chairs Member's
Committees of Dow AgroSciences
and Dow Corning; serves on the
Boards of Directors of Wolverine
Bancorp (NASDAQ: WBKC), Dow
Corning Corporation, Mid-Michigan
Baseball Foundation, and Keep
America Beautiful; and serves on the
executive committee of the Business
Leaders for Michigan business
roundtable
Proven Business Leaders With Broad and Deep Experience
12
Jim Collins
COO, Agriculture
•
Executive Vice President of DuPont
•
Executive oversight for DuPont’s
Agriculture segment, which includes
the DuPont Pioneer and Crop
Protection businesses, as well as
Safety, Health, Environment and
Sustainability
•
Led the acquisition and integration
of Danisco
in 2011
•
Joined DuPont in 1984 and has held
numerous positions within
engineering, sales & marketing and
business management; has had
senior management responsibility
for a number of businesses including
Crop Protection, Industrial
Biosciences, Performance Materials
and Electronics & Communications
•
Serves on the boards of CropLife
Int’l, Grocery Manufacturers Assoc.,
U.S. China Business Council,
Christian Brothers University, Hagley
Museum and Library, executive
board of the Chester County Council
Boy Scouts of America, and advisory
board of University of Delaware
(College of Business & Economics)
Jim Collins
COO, Agriculture
•
Executive Vice President of DuPont
•
Executive oversight for DuPont’s
Agriculture segment, which includes
the DuPont Pioneer and Crop
Protection businesses, as well as
Safety, Health, Environment and
Sustainability
•
Led the acquisition and integration
of Danisco
in 2011
•
Joined DuPont in 1984 and has held
numerous positions within
engineering, sales & marketing and
business management; has had
senior management responsibility
for a number of businesses including
Crop Protection, Industrial
Biosciences, Performance Materials
and Electronics & Communications
•
Serves on the boards of CropLife
Int’l, Grocery Manufacturers Assoc.,
U.S. China Business Council,
Christian Brothers University, Hagley
Museum and Library, executive
board of the Chester County Council
Boy Scouts of America, and advisory
board of University of Delaware
(College of Business & Economics)
Marc Doyle
COO, Specialty Products
•
Executive Vice President of DuPont
•
Executive oversight for DuPont’s
Electronics & Communications,
Industrial Biosciences, Nutrition &
Health, Performance Materials,
Protection Solutions and Sustainable
Solutions businesses
•
Began his career at DuPont in 1995
as a research scientist and held
numerous positions in business
management, including strategic
planning manager, regional business
director and global business director
within the Electronics &
Communications segment
•
Served as president of DuPont
Protection Technologies and led the
restructuring of the Safety &
Protection segment into Protection
Solutions
•
Member of the American Chemical
Society and the Electrochemical
Society
Marc Doyle
COO, Specialty Products
•
Executive Vice President of DuPont
•
Executive oversight for DuPont’s
Electronics & Communications,
Industrial Biosciences, Nutrition &
Health, Performance Materials,
Protection Solutions and Sustainable
Solutions businesses
•
Began his career at DuPont in 1995
as a research scientist and held
numerous positions in business
management, including strategic
planning manager, regional business
director and global business director
within the Electronics &
Communications segment
•
Served as president of DuPont
Protection Technologies and led the
restructuring of the Safety &
Protection segment into Protection
Solutions
•
Member of the American Chemical
Society and the Electrochemical
Society
Jim Fitterling
COO, Material Science
•
President & COO of The Dow
Chemical Company
•
Executive oversight for all of Dow’s
businesses excluding Dow
AgroSciences; oversees Dow’s
operations including Environment,
Health & Safety and Sustainability,
Manufacturing and Engineering, and
Supply Chain, as well as Research &
Development
•
Led the divestiture of Dow Chlorine
Products in a Reverse Morris Trust
(RMT); sold Dow’s direct ownership
interest in MEGlobal; began the
start-up of Dow’s significant
investments on the U.S. Gulf Coast
•
Joined Dow in 1984; career has
spanned a wide variety of
commercial, business, financial,
geographic, functional and
enterprise-level roles
•
Fitterling is a member of the Board
of Directors of Chemical Financial
Corporation and a member of the
Board of Directors of Sadara
Chemical Company
Jim Fitterling
COO, Material Science
•
President & COO of The Dow
Chemical Company
•
Executive oversight for all of Dow’s
businesses excluding Dow
AgroSciences; oversees Dow’s
operations including Environment,
Health & Safety and Sustainability,
Manufacturing and Engineering, and
Supply Chain, as well as Research &
Development
•
Led the divestiture of Dow Chlorine
Products in a Reverse Morris Trust
(RMT); sold Dow’s direct ownership
interest in MEGlobal; began the
start-up of Dow’s significant
investments on the U.S. Gulf Coast
•
Joined Dow in 1984; career has
spanned a wide variety of
commercial, business, financial,
geographic, functional and
enterprise-level roles
•
Fitterling is a member of the Board
of Directors of Chemical Financial
Corporation and a member of the
Board of Directors of Sadara
Chemical Company

DowDuPont Merger Creates Significant Shareholder Value
Vote FOR
Proposals 1, 2 & 3 at Special Meeting of Stockholders
Speed to Close Merger, Speed to Capture Synergies, Speed to Complete
Spins
Strong Governance
Exceptional Leadership
Three Industry-Leading Businesses
Highly-synergistic merger with 3 intended spins
•
Tax-Efficient Structure
•
$3B of Cost Synergies
•
Opportunity for $1B of Growth Synergies

Pro Forma Financials (2015)

Net Sales
~$49B
~$25B
~$74B
Adjusted EBITDA
~$10B
~$5B
~$15B
Adjusted EBITDA
margin %
~20%
~20%
~20%
Dividend Policy
45%
of
Net Income
25-45% of Cash
from Operations
Consistent with Current
Policies at Both Companies
Credit Rating
2
BBB/Baa2/BBB
A-/A3/A
Targeting an Investment
Grade Credit Rating
Net Debt
$8.6B
$2.6B
$13.5B
3
Pro
Forma
DowDuPont
1
Plus Total Expected Cost Synergies of ~$3 Billion
Source: Based on Dow and DuPont’s financial information as reported in each company’s 2015 Form 10-K filing.
1.
The
summary
pro
forma
financial
information,
based
on
Amendment
No.
3
to
the
Form
S-4
filed
on
June
7,
2016,
is
presented
for
illustrative
purposes
only
and
is
not
necessarily indicative of the future operating results or financial position of the combined company. Refer to appendix for reconciliations of non-GAAP measures. 2.
S&P/Moody’s/Fitch. S&P and Fitch have placed DuPont’s  long-term ratings on negative watch and Moody’s has placed  DuPont on negative outlook. 3.  Numbers do not sum due to pro forma adjustments based on the Form S-4 filed on March 1, 2016. Amounts are based on information as of December 31, 2015.

Creates Global Leaders Based on Strong Industrial Logic

Note: Numbers may not sum due to rounding.
1.Based on Dow and DuPont’s Net Sales as reported in each company’ 2015 Form 10-K filing. Adjusted Net Sales includes revenue attributable to Dow Corning Corporation’s
Silicones businesses in 2015.  2. Refer to slide 26 in the appendix for definition of Adjusted EBITDA for Dow and DuPont as included in Amendment No. 3 to the Form S-4 filed on
June 7, 2016. 3. Allocates Dow and DuPont Ag segment sales by business.  4. Includes Dow Corning Silicones businesses.  5. Includes DuPont Performance Materials.  6. Includes
DuPont Electronics and Communications and Dow Electronic Materials.
Attractive Investment Profiles with Stronger Product Offerings to Better Serve Customers
Agriculture
Net Sales:
~$16B
1
Adj. EBITDA: ~$3B
2
Material Science
Net Sales: ~$46B
1
Adjusted Net Sales: ~$51B
1
Adj. EBITDA: ~$10B
2
Specialty Products
Net Sales: ~$12B
1
Adj. EBITDA: ~$3B
2
Performance
Plastics
Performance Materials
& Chemicals
5
Crop
Protection
3
Seeds &
Traits
3
Electronics &
Communications
6
Protection
Solutions
Nutrition &
Health
Industrial
Biosciences
Consumer
Solutions &
Infrastructure
Solutions
4
INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES
Broad offering and robust
pipeline across germplasm,
biotech traits and crop protection
Low-cost integration and innovation
combined with expanded customer
offerings in key growth sectors
World-class innovation process
and application development
capabilities

Ag Co: World-Leading, Comprehensive Agriculture Business
Most Comprehensive and Diverse Seed and Crop Protection Portfolio

•
World’s leading production agriculture
business with most comprehensive, balanced
and diverse seed and crop protection portfolio
with exceptional opportunity for growth
•
Rich history and sustainable commitment to
production agriculture focused on delivering
solutions to growers around the world
•
Robust innovation pipeline of germplasm,
biotech traits and crop protection
technologies that enable the delivery of a
broader suite of stronger products to the
market
•
Enhanced scale and multiple routes-to-market
allow broader reach of complementary
offerings and enable deeper customer
intimacy that will drive increased grower
productivity and profitability globally
Combines Portfolios of Leading Products
With Strong Capabilities Driving Future growth
Seed Brands
Traits
Insecticides
Herbicides
Fungicides
Other Emerging
Technologies
Advanced Technologies
Specalty
Insect
Control
Prtfolio
Sulfonylureas
Indoxacarb
Pyroxsulam
Picoxystrobin
1
1. This product is fully approved in the U.S. and Canada. Traits included in these products may or may not be approved in all global markets.

Material Co: Low-Cost Integration & Value-Added Innovation
Underpinned by Operational and Commercial Excellence
Ethylene
Propylene
High-Throughput
Research
Polymer Science
Material Science
Formulation
Sciences
Process Engineering
NARROWER, DEEPER END
MARKET PRESENCE
ADVANTAGED
BACK-INTEGRATION
WORLD-CLASS SCIENCE AND
ENGINEERING CAPABILITIES
High-Performance
Computer Modeling
Packaging
Transportation
Energy/Water
Consumer
Infrastructure
Durables & Industrial
Catalyst Discovery
& Ligand Synthesis
Application Development
Packaging
Transportation
Infrastructure
•
A leader in thermoplastics, elastomers, finished parts
and biopolymers
•
One of the world’s largest packaging materials
suppliers
•
A leading global provider to the electrical and
telecommunications industry
•
A leader with broad portfolio of solutions, spanning
“under the hood”, exteriors and “in the car”
•
A leader in OEM glass bonding, aftermarket glass
bonding, structural bonding and brake fluids
•
#2 position in rubber-to-metal bonding and
polyurethane systems applications for tier suppliers
•
A leader in silicones for sealing, specialty lubrication
and bonding
•
A leader in lightweighting platforms for transmissions,
driveline and structural bonding
•
Greatest breadth of acrylic chain technologies, including
industry-leading positions in acrylic binders, HEUR
rheology modifiers, dispersants and opaque polymers
•
A leader in extruded polystyrene foam insulation and
cellulosic-based construction chemical additives
•
A leader in one-component foams in retail and acrylic-
based construction chemicals in North America
•
A leader in silicone sealants, coatings, adhesives & glazing
~85%
OF
REVENUE
FOCUSED
IN
THREE
KEY
END
MARKETS
Silicones

Electronics
•
Unique businesses that share similar investment characteristics and focus on specialty products
•
Core strengths in product innovation and application development: Clear capital allocation focus and strong product pipelines
•
Strong portfolio of differentiated offerings: Highly technical, knowledge-intensive businesses with attractive margins
•
Leading brands and customer intimacy: Tyvek®, Kevlar®, Nomex®, Corian®, Kapton®, Tedlar®, Danisco® and Genencor®
•
Scale across portfolio: Global leadership in each business segment
•
Cultures & probiotics
•
Texturants
& ingredient
systems
•
Emulsifiers
•
Soy proteins
•
Solar PV materials
•
CMP pads
•
Lithographic materials
•
Metallization materials
•
Flexible circuit materials
•
Industrial enzymes
•
Biomaterials (Sorona® and
Bio-PDO)
•
Advanced biofuels
•
Aramid fibers & paper
•
Protective garments
•
Solid surface materials
•
Non-woven films
Industrial Biosciences
Protection Solutions
Nutrition & Health
Key Global Consumer Needs Driving Company Growth
Renewable energy
and materials
Protection and sustainable
development
Connectivity and
functionality
Improved health
and wellness
Specialty Products Co: Focused on Attractive Secular Growth End-Markets
Where Innovative Science Capabilities Provide Clear Competitive Advantage
Applications of Industrial Biotechnology Across Markets
•
New Display Technologies
•
Higher Efficiency PV Modules
•
Heat Dissipation & Thermal
Management in Electronics
•
Next-Gen Polymers for
Demanding Applications
•
Tyvek® in Filtration and Water
Management
•
Probiotics & Prebiotics
•
Systems Solutions
•
Healthy Offerings for Emerging
Geographies
•
Probiotics for Animal Nutrition
•
New Enzymes for Food, Home
& Personal Care
•
Specialty Apparel Applications
Leading
Positions

Growth
Opportunities

DowDuPont Merger Creates Significant Shareholder Value
Vote FOR
Proposals 1, 2 & 3 at Special Meeting of Stockholders
Speed to Close Merger, Speed to Capture Synergies, Speed to Complete
Spins
Strong Governance
Exceptional Leadership
Three Industry-Leading Businesses
Highly-synergistic merger with 3 intended spins
•
Tax-Efficient Structure
•
$3B of Cost Synergies
•
Opportunity for $1B of Growth Synergies

Synergy Planning Progress To-Date Confirms a Minimum of
$3 Billion of Cost Synergies

•
Dec-2015: Initial synergy
analysis
conducted based on
top-down assumptions
•
Jan-2016: Multiple joint teams
commissioned to develop
bottoms-up
synergy targets
and “execution-ready” plans
•
Jan-2016: McKinsey hired as
neutral third-party to assess
synergy targets based on best-
in-class benchmarks
•
Mar-2016: McKinsey
benchmarking confirmed $3B
cost synergy target as minimum
•
In process: Execution-ready
playbook to achieve greater
than $3B of cost synergies
Total Cost Synergies of ~$3 Billion
Note: Numbers may not sum due to rounding.
1.
One
-time integration costs.
Total Cost Synergies
~$3B
Total
Growth Synergies
~$1B
Total Synergies
~$4B
Costs
to Achieve
1
$3.5B -
$4.1B
100% of Run-Rate Cost Synergies Achieved within the First 24 Months from Transaction Closing
~$1.3B
~$1.5B
~$0.3B
Specialty Products
Material Science
Agriculture
~$3B
~40%
~30%
~20%
~10%
COGS
SG&A
Leveraged Services
R&D
Total DowDuPont Synergies
Cost Synergies by Business
Cost Synergies by Function
~$3B
31

We are Taking a Joint Approach to Integration

Master
Planning
Architect integration and
coordinate Day 1 planning
Change Management
& Communications
Support change management
and design communication
programs
Value
Capture Planning
Deliver $3B+ of synergies
Organization
Design
Support each SpinCo to build
an organization tailored to
its strategy
Steering Committee
Accountable to shareholders to deliver value from the merge/spins according to the merger agreement
Ed Breen, Chairman & CEO
Stacy Fox, SVP & General Counsel
Nick Fanandakis, EVP & CFO
Rick
Olson,
SVP
–
Corporate
Services
Andrew N. Liveris, Chairman & CEO
Charles Kalil, General Counsel & EVP
Howard Ungerleider, Vice Chairman & CFO
Jim Fitterling, President & COO
Joint Integration Management Office (JIMO)
Provide guidance and support to both the businesses and functions of Dow and DuPont in preparation for Day 1 of the combined company and in standing up the intended three strong, independent companies thereafter

$1.3B of Agriculture Cost Synergies

~$10B
~$6B
Note: Numbers may not sum due to rounding.
1. Based on Dow‘s and DuPont’s Net Sales as reported in each company’s 2015 Form 10-K filing.
INDUSTRY LEADERS FOCUSED
ON CORE COMPETENCIES
Agriculture
Net Sales: ~$16B
1
Agricultural Sciences
Agriculture
Headquarters: Wilmington, Delaware
Credit Profile: Generally consistent with DuPont profile as of Dec. 11, 2015
Cost Synergies:
•
Capitalize on DuPont’s industry leading seed production processes to enhance field efficiencies and lower unit production costs
•
Strategically optimize current production capacity and footprint
•
Common crop protection chemistries to drive productivity and scale advantage for capacity and site optimization
•
Global manufacturing optimization of synthesis and formulation operations
•
Utilizing world-class capabilities in R&D to rationalize and prioritize spending as it relates to breeding, biotechnology and discovery programs
•
Streamline back office operations, including IT, customer service and credit
•
Global optimization of R&D
•
Optimize sales & marketing footprints and go-to-market globally
Growth Synergies:
•
Enhance customer value proposition through broader choice of offerings
•
Combine technologies and develop new formulations to provide a broad choice of products to customers globally
•
Utilize DuPont’s advantaged direct to grower and both company’s distributor/retail routes-to-market to access larger planted area and expanded customer base
•
Drive broader, deeper multi-brand and product strategies to increase cross-
sell opportunities
•
World’s leading production agriculture business
with most comprehensive, balanced and diverse
seed and crop protection portfolio with
exceptional opportunity for growth
•
Robust innovation pipeline of germplasm,
biotech traits and crop protection technologies
that enable the delivery of a broader suite of
stronger products to the market
•
Enhanced scale and multiple routes-to-market
allow broader reach of complementary offerings
and enable deeper customer intimacy that will
drive increased grower productivity and
profitability globally

$1.5B of Material Science Cost Synergies

~$5B
~$46B
•
Low-cost integration & innovation combined
with expanded customer offerings in key growth
sectors
•
One of the world’s largest packaging materials
suppliers
•
A leader in thermoplastics, elastomers, finished
parts and biopolymers
•
A leader in silicone sealants, coatings, adhesives
& glazing
Material Science
Net Sales: ~$46B
1
Adjusted Net Sales: ~$51B
1
Performance Plastics
Performance Materials
& Chemicals
Infrastructure Solutions
Consumer Solutions:
-
Consumer Care
-
Dow Auto. Sys.
Performance Materials
INDUSTRY LEADER FOCUSED
ON CORE COMPETENCIES
Headquarters:
Midland, Michigan
Credit Profile:
Generally consistent with Dow profile as of Dec. 11, 2015
Cost Synergies:
•
Optimize selling and administrative costs and eliminate redundancies in cost structure
•
Realize efficiencies from applying Dow’s advantaged feedstock flexibility in the olefins chain to DuPont’s Performance Materials business to drive towards lowest cost production
•
Integrate regional ethylene supply positions and leverage Dow’s pipeline and storage infrastructure
•
Apply Dow’s world-class cracker operating excellence and depth across incoming assets to reduce fixed costs
•
Optimize product development and commercial footprint to serve customers more cost effectively
Growth Synergies:
•
Capitalize on Dow's industry leading olefins integration by channeling excess product supply (e.g., ethylene) to drive incremental production and growth where spare production capacity is available to meet demand –
particularly in
the U.S. and Europe
•
Driving better energy efficiency in construction applications by offering customers a more complete suite of insulation solutions through the combination of technologies and products
•
Generating broader suite of value-added products in each automotive system, boosting solution selling opportunities for customers to address fuel efficiency, GHG emissions and safety regulations
Note: Numbers may not sum due to rounding.
1. Based on Dow’s and DuPont’s Net Sales as reported in each company’s 2015 Form 10-K filing.  Adjusted Net Sales includes revenue attributable to Dow Corning
Corporation Silicones businesses in 2015
Dow Corning:
-
CS –
Silicones
-
IS –
Silicones

$300MM of Specialty Products Cost Synergies

~$10B
~$2B
Specialty Products
Net Sales: ~$12B
1
Specialty Products
Net Sales: ~$12B
1
Electronics &
Communications
Safety & Protection
Nutrition & Health
Industrial Biosciences
Consumer Solutions:
-
Dow Electronic
Materials
Note: Numbers may not sum due to rounding.
1. Based on Dow’s and DuPont’s Net Sales as reported in each company’s 2015 Form 10-K filing.
INDUSTRY LEADERS FOCUSED
ON CORE COMPETENCIES
•
Focused on attractive secular growth end-markets
where innovative science capabilities offer a clear
competitive advantage
•
“Asset lite/high touch”: Value added businesses
driven by secular trends in consumer spending
•
Leading brands and customer intimacy: Tyvek®,
Kevlar®, Nomex®, Kapton® and Tedlar®
Headquarters: Wilmington, Delaware
Credit Profile: Investment Grade
Cost Synergies:
•
Integrate Dow Electronic Materials and DuPont Electronics &
Communications laboratory facilities and technology presence
•
Consolidate each parties’ Electronics organization into one streamlined business unit structure, optimizing management, sales & marketing, supply chain and back office functions
•
Optimize purchasing opportunities in Electronics, particularly regarding precious metals procurement and critical raw materials and indirect materials
Growth Synergies:
•
Build a significantly broader toolkit in semiconductor and advanced packaging segments that will lead to accelerated growth in electronics end-
markets
•
Channel DuPont’s next-generation display technologies through Dow’s strong sales channel
•
Build upon Dow and DuPont’s products and application expertise to develop enhanced metallization technologies for higher-efficiency crystalline Si solar cells
•
Optimize route-to-market between Material Science Company and Tyvek®
enterprise to drive growth in key end-markets

Appendix

Adjusted EBITDA Definition
Adjusted EBITDA, as noted on slide 15 within this presentation, is based on the historical measures of segment profit/loss, EBITDA for Dow and segment operating earnings for DuPont, reported in each company’s respective 2015 Form 10-K filing. These measures were adjusted to exclude certain items for Dow and to exclude segment depreciation and amortization for DuPont.
Dow uses EBITDA (which Dow defines as earnings (i.e., “Net Income”) before interest, income taxes, depreciation and amortization) as its measure of profit/loss for segment reporting purposes. EBITDA by operating segment includes all operating items relating to the businesses;
items that principally apply to Dow as a whole are assigned to corporate. Additional information regarding Dow’s operating segments and a reconciliation of EBITDA to “Income Before Income Taxes” can be found in Note 26 to the Consolidated Financial Statements, in
Dow’s 2015
Form 10-K.
As its measure of segment profit/loss, DuPont uses segment operating earnings which DuPont defines as income (loss) from continuing operations before income taxes excluding significant pre-tax benefits (charges), non-operating pension and other postretirement employee benefit costs, exchange gains (losses), corporate expenses and interest. Non-operating pension and other postretirement employee benefit
costs includes all of the components of net periodic benefit cost from continuing operations with the exception of the service cost component. Additional information related to significant pre-tax benefits (charges) excluded from segment operating earnings and
a
reconciliation of segment operating earnings to income from continuing operations before income taxes is included in Note 22 to the
Consolidated Financial Statements in DuPont’s 2015 Form 10-K.
Specialty Products’ adjusted EBITDA includes costs associated with the cellulosic biofuel facility in Nevada, Iowa, while all other earnings
and costs associated with DuPont’s non-aligned businesses and pharmaceuticals are excluded from adjusted EBITDA of each segment.
Specialty Products’ adjusted EBITDA includes results of Dow Electronic Materials.
Adjusted EBITDA may not be indicative of the future performance of the businesses of the combined company after the consummation of
the mergers or of any intended business separation transaction and does not include the impact of any anticipated cost synergies or growth
synergies.

DuPont Non-GAAP Reconciliations

RECONCILIATIONS OF ADJUSTED EBITDA TO CONSOLIDATED INCOME STATEMENTS
(dollars in millions)
2015
Income from continuing operations before income taxes
2,591
$
Add: Significant items (benefit) charge before income taxes
(1)
453

Add: Non-operating pension/OPEB costs
397

Operating earnings before income taxes
3,441
$
Less: Net income attributable to noncontrolling interests
6

Add: Interest expense
322

Add: Depreciation and amortization
1,338

Adjusted EBITDA from operating earnings
5,095
$
(1) See Schedule B to DuPont's earnings news release for the fourth quarter and full year
2015 as furnished to the SEC on Form 8-K on January 26, 2016.

Dow Non-GAAP Reconciliations

EBITDA Reconciliation
2015
Net Income Attributable to The Dow Chemical Company
$        7,685
+
Net
Income
Attributable
to
Noncontrolling
Interests
98
+ Provision for Income Taxes
2,147
Income Before Income Taxes
$        9,930
+ Depreciation and Amortization
2,521
-
Interest Income
71
+ Interest expense and amortization of debt discount
946
Earnings before interest, income taxes, depreciation and amortization (EBITDA)
$      13,326
-
Total Certain Items included in EBITDA
1
3,730
Operating EBITDA (non-
GAAP)
$        9,596
RECONCILIATIONS OF OPERATING EBITDA
(dollars in millions)
(1)  For a complete list of certain items, see Dow’s quarterly earnings releases